UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2020
Commission File No.:001-35773

REDHILL BIOPHARMA LTD.

(Translation of registrant’s name into English)

21 Ha'arba'a Street, Tel Aviv, 6473921, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

At the Extraordinary General Meeting of Shareholders of Redhill Biopharma Ltd. (the "Company") held on October 26, 2020, all of the proposed resolutions presented were approved by the shareholders. Below are the proposals adopted:

1.	To approve an amendment to the Company's Compensation Policy regarding the D&O insurance premium;

2.	To approve an amendment to the Amended and Restated Articles of Association of the Company to add a forum selection provision;

3.	To approve amendments to the employment terms of Mr. Dror Ben-Asher, the Company’s Chief Executive Officer;

4.	To approve an amendment to the employment terms of Mr. Rick Scruggs, the Company’s Chief Commercial Officer;

5.	To approve the repricing of options exercisable into American Depository Shares (“ADSs”) of the Company granted to Mr. Rick Scruggs;

6.	To approve the extension of options to purchase ADSs of the Company previously granted to members of the board of directors; and

7.	To approve the extension of options to purchase ADSs of the Company previously granted to Mr. Dror Ben-Asher.

This Form 6-K is incorporated by reference into the Company's Registration Statements on Form S-8 filed with the Securities and Exchange Commission on May 2, 2013 (Registration No. 333-188286), on October 29, 2015 (Registration No. 333-207654), on July 25, 2017 (Registration No. 333-219441), on May 23, 2018 (Registration No. 333-225122) and on July 24, 2019 (File No. 333-232776) and its Registration Statements on Form F-3 filed with the Securities and Exchange Commission on February 25, 2016 (Registration No. 333-209702), on July 23, 2018 (File No. 333-226278) and on July 24, 2019 (File No. 333-232777).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REDHILL BIOPHARMA LTD.
(the "Registrant")

Date: October 26, 2020	By:	/s/ Dror Ben-Asher
Dror Ben-Asher
Chief Executive Officer